EXHIBIT 4.5

                               STOCK OPTION GRANT

Grantee:  Richard Salvador
Grant Date:  August 31, 1997
30,000 Stock Options

      This Stock Option Grant is made as of the Grant Date by and between Axonyx Inc., a Nevada corporation (the "Company"), and Grantee.

      The Board of Directors of the Company has authorized the granting to Grantee of the Stock Options (as defined below) pursuant to the agreement between Grantee and the Company relating to Grantee's performance of consulting services for the Company.

      The Company hereby grants to the Grantee fully vested options to purchase, on or before the tenth anniversary of the Grant Date, 30,000 shares of the Company's common stock at an exercise price of $0.10 per share (the "Stock Options"). The number of shares of common stock issuable upon exercise of the Stock Options shall be subject to adjustment to account for any stock dividends, splits or combinations that may hereafter be effected with respect to the common stock of the Company.

      The Stock Options shall not be transferable by Grantee other than by the laws of will and testament or by laws of descent and distribution, and any Stock Option shall be exercised only by Grantee or his conservator or legal representative.

      Grantee shall have the rights of a shareholder with respect to the shares issuable upon exercise of the Stock Options only upon becoming the holder of record of such shares.

                                                AXONYX INC.


                                                By:
                                                   -----------------------------
                                                Marvin S. Hausman, M.D.
                                                Chief Executive Officer